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                                                                 EXHIBIT 99.57.2

[JDRF INTERNATIONAL LOGO]                    [TRANSITION THERAPEUTICS INC. LOGO]


                                                           FOR IMMEDIATE RELEASE

Contact:
Brenda Cheung, Media Relations, JDRF
212.479.7626 / bcheung@jdrf.org

Carl Damiani, Transition Therapeutics, Inc.
416.263.1206 / cdamiani@transitiontherapeutics.com


       SCIENTISTS HONORED WITH "EXCELLENCE IN CLINICAL RESEARCH AWARD" BY
         JDRF INT'L CHAIRMAN MARY TYLER MOORE AND S. ROBERT LEVINE, M.D.
                Researchers' Work on Beta Cell Regeneration Shows
                  Promise in Postponing Development of Diabetes

St. Louis, MO, May 31, 2007 -- Mary Tyler Moore, the Juvenile Diabetes Research Foundation's International Chairman, and her husband S. Robert Levine, M.D., will present the fifth annual "Excellence In Clinical Research Award" to a group of pioneering researchers for their work in regenerating beta cells -- which are destroyed in type 1 diabetes -- as a way to delay the onset of type 1 diabetes. The award will be presented at JDRF's annual conference in St. Louis.

The award recipients are STEPHEN J. BRAND, M.D., PH.D., who co-founded Waratah Pharmaceuticals to further the development of beta cell regeneration; TONY CRUZ, PH.D., Chief Executive Officer and a founder of Toronto--based Transition Therapeutics, which merged with Waratah Pharmaceuticals; and ALEX RABINOVITCH, M.D., a Professor of Medicine, co-director of the Muttart Diabetes Research & Training Centre at the University of Alberta in Edmonton, and a member of the Scientific Advisory Board at Transition Therapeutics, Inc.

This year's recipients are being acknowledged for developing and testing beta cell regeneration therapy initially in preclinical research and now in the clinic. In early preclinical studies, these researchers discovered a combination of hormones that proved to be effective at regenerating the insulin producing beta cells that are lost when people develop type 1 diabetes. These researchers are investigating ways to stimulate the existing beta cells left in diabetes patients to regenerate by applying combination therapies. If combined with therapies that block the autoimmune attack, a treatment that spurs beta cell regeneration could potentially lead to a cure for type 1 diabetes.

"Robert and I are pleased to recognize this group of dedicated and accomplished scientists for their groundbreaking work and the impact they have made on advancing our cure goal of beta cell regeneration," said Mary Tyler Moore, who has been living with type 1 diabetes for nearly 40 years.

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EXCELLENCE IN CLINICAL RESEARCH AWARD -- PAGE 2

STEPHEN J. BRAND, M.D., PH.D., received his first JDRF research grant in the late 1980s to study the possible role of a growth factor called gastrin in pancreatic development and beta cell regeneration. In the 1990s, Dr. Brand and colleagues added another growth factor, EGF, to gastrin to develop a beta cell regenerative therapy, and in 2000 started a small biotech firm (Waratah Pharmaceuticals Corp.) to continue its development. In 2002, the firm merged with Transition Therapeutics, and Dr. Brand teamed with Dr. Alex Rabinovitch and two other colleagues to develop this new combination regenerative therapeutic called E1-I.N.T.(TM), which moved rapidly into human clinical trials and produced promising results. JDRF funding is now accelerating a second-generation version of this drug into Phase II clinical trials. Dr. Brand received his M.D. and Ph.D. from the University of Western Australia.

TONY CRUZ, PH.D., a scientist and entrepreneur, is one of the founders of Transition Therapeutics and Chief Executive Officer since its inception in July 1998. At Transition, Dr. Cruz has quickly advanced multiple products into clinical development, including combination therapies for beta cell regeneration. Previously, Dr. Cruz co-founded Angiotech Pharmaceuticals Inc, in Canada. He has been a senior scientist at Mt. Sinai Hospital in Toronto since 1995, was founder, CEO and President of the Canadian Arthritis Network, is the author of over 150 scientific publications, and has served as a consultant for biotechnology companies and investment firms. Dr. Cruz received his B.Sc. and Ph.D. in Chemistry and Biochemistry from the University of Toronto.

ALEX RABINOVITCH, M.D., is Professor of Medicine and co-director of the Muttart Diabetes Research & Training Centre at the University of Alberta, Edmonton. His work has advanced potential treatments for type 1 diabetes, including the use of growth factor peptides to regenerate islet cells leading to the development of and clinical trials for new compounds to induce beta cell regeneration. A JDRF-funded researcher for many years, Dr. Rabinovitch has received many awards and served on many professional committees and offices, including, since 2005, the role of co-Principal Investigator in the NIH's Immune Tolerance Network. He has served on the Scientific Advisory Board of Transition Therapeutics since 2003.

The award, presented each year at the JDRF's annual conference, is named for JDRF International Chairman Mary Tyler Moore and S. Robert Levine M. D. in honor of their longtime extraordinary efforts and commitment to JDRF's mission to find a cure for diabetes and its complications through the support of research.

JDRF was founded in 1970 by the parents of children with type 1 diabetes - a disease that strikes children, adolescents, and adults suddenly, makes them insulin dependent for life, and carries the constant threat of devastating complications. Since inception, JDRF has provided more than $1 billion to diabetes research worldwide. More than 85 percent of JDRF's expenditures directly support research and research-related education. JDRF's mission is constant: to find a cure for diabetes and its complications through the support of research. For more information please visit www.jdrf.org.

For additional information on Transition Therapeutics, please visit www.transitiontherapeutics.com

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